MATERIAL CHANGE REPORT

1.	Reporting Issuer: TransGlobe Energy Corporation ("TransGlobe" or the "Company") Suite 2900, 330 – 5th Avenue S.W. Calgary, Alberta T2P 0L4 Tel: (403) 264-9888 Fax: (403) 264-9898

2.	Date of Material Change: November 13, 2003

3.

News Release

A press release dated November 13, 2003, disclosing in detail the material summarized in this material change report was disseminated through the facilities of CCN Newswire (Canada and U.S. disclosure package) on November 13, 2003 and would have been received by the securities commissions where the Company is a "reporting issuer" and the stock exchange on which the securities of the Company are listed and posted for trading in the normal course of its dissemination.

4.

Summary of Material Change:

On November 13, 2003, TransGlobe announced its financial and operating results for the nine-month period ended September 30, 2003. All dollar values are expressed in United States dollars unless otherwise stated. Conversion of natural gas to oil is made on the basis of 6,000 cubic feet of natural gas being equivalent to one barrel of oil.

Highlights:

	•	American Stock Exchange ("AMEX") listing approved – new symbol is "TGA"
	•	Record production of 2,698 Boepd in Q3 2003
	•	Successful western extension of Tasour field (Tasour #10 and #11), Block 32, Republic of Yemen
	•	Tasour #10 producing 1,200 Bopd (July 2003) and Tasour #11 producing 6,000 Bopd (October 2003), Block 32, Republic of Yemen
	•	Declaration of Commerciality, Approval of Development Plan and Area (October 2003), Block S-1, Republic of Yemen
	•	100% success on Canadian exploration program (five gas wells, one oil well)

5.	Full Description of Material Change: See the attached press release.

6.	Reliance on Confidentiality Provisions: Not Applicable.

7.	Omitted Information: Not Applicable.

8.

Senior Officers:

For further information, please contact Ross G. Clarkson, President and CEO, or Lloyd W. Herrick, Vice-President and COO, at TransGlobe Energy Corporation, Suite 2900, 330 – 5th Avenue S.W., Calgary, Alberta T2P 0L4 (403) 264-9888.

9.	Statement of Senior Officer: The foregoing accurately discloses the material change referred to in this report. DATED November 13, 2003, at the City of Calgary, in the Province of Alberta.

/s/ Ross Clarkson
Ross G. Clarkson
President and CEO